UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding the results of repurchase of own shares through ToSTNeT-2

Tokyo, May 24, 2006—Mitsubishi UFJ Financial Group, Inc. (President & CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that the Company today effected the repurchase of own shares that the company announced on May 22 and May 23, 2006 as follows:

Type of share that was repurchased:	Shares of common stock of the Company

Number of shares that were repurchased:	187,562 shares

Repurchase price:	¥1,530,000

Repurchase consideration and Aggregate amount thereof:	¥286,969,860,000 in cash

Date of repurchase:	May 24, 2006

Method of repurchase:	Purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price order)

(Reference) Contents of the resolution of the board of directors regarding repurchase of own shares on May 22, 2006:

Type of Share to be Repurchased:	Shares of common stock of the Company

Number of Shares to be Repurchased:	188,623 shares at the maximum

Repurchase Consideration and Aggregate Amount Thereof:	The repurchase consideration shall be paid in cash and the aggregate amount thereof shall be ¥315,000,000,000 at the maximum.

Repurchase Period:	From Wednesday, May 24, 2006 to Friday, May 26, 2006.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel:81-3-3240-7651